

Mail Stop 3720

March 20, 2009

Via U.S. Mail and Fax
Mr. Jeffrey L. Wright
Chief Financial Officer
G&K Services, Inc.
5995 Opus Parkway
Minnetonka, MN 55343

      RE: **G&K SERVICES, INC.**
             Form 10-K for the fiscal year ended June 28, 2008
             Filed August 28, 2008 and
             Forms 10-Q for the quarters ended Sep. 27, 2008 and Dec. 27, 2008
             Filed Oct. 31, 2008 and Jan. 31, 2009, respectively
             File No. 000-4063

Dear Mr. Wright:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ending June 28, 2008
Critical Accounting Policies and Estimates, page 13

1. We note from your disclosures in Note 9 that the Company is involved in several lawsuits, claims and investigations. We further note that while management reviews the provisions for such litigations at least quarterly, it is possible that the Company's cash flows or results of operations could be materially affected by the unfavorable resolution of one or more of these contingencies. Given the judgments involved in accounting for these claims and litigations, explain to us your consideration to including a discussion of such contingencies within your critical accounting policy disclosures.

Liquidity and Capital Resources, page 17

2. Please disclose here and within the footnotes to your financial statements the specific terms of all of your significant debt covenants. The requirements for maintaining a minimum stockholders' equity and a maximum leverage ratio, disclosed on page 18, appear to be in addition to other financial covenants. For any material debt covenants, please disclose the required ratios as well as the actual ratios as of each reporting date.

Pension Obligations, page 19

3. Tell us your consideration given to including a discussion of the current as well as expected ongoing impact of the recent market conditions on each of the significant estimates and assumptions used in your determination of net benefit costs and plan assets for the pension plan. In addition, we note that the majority of the assets in the Company's defined benefit plan (approximately 75%) are invested in equity-related investments and the remainder is in fixed income securities. Please explain further how you determined the expected long-term return on asset assumptions used in determining the net benefit cost for the plan and tell us what impact, if any, the current economic environment had on such determination.

Note 9 – Commitments and Contingencies, page 47

4. With regard to legal matters and environmental matters, please disclose whether you believe there is a reasonable possibility that you may incur a material loss in excess of your accrual amounts, or state that you consider the possibility of an additional material loss to be remote. Refer to SFAS 5 and Question 2 of SAB Topic 5:Y for guidance.

Form 10-Q for quarterly period ending December 27, 2008
Note 10. Goodwill and Intangible Assets, page 11

5. We note that you performed an interim goodwill impairment test in your second quarter of 2008 and determined that goodwill was not impaired. In light of the significance of your goodwill balance, please provide robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should

provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

o   We note you use a discounted cash flow analysis to determine the fair value of each reporting unit. Please expand your disclosures to include sufficient information to enable a reader to understand how this method is applied. For example, disclose at a minimum a) the discount rates for each reporting unit and how those rates were determined, b) how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and c) your consideration of any market risk premiums;

o   Explain why management selected this method as being the most meaningful in preparing the goodwill impairment analyses;

o   Using dollar amounts or percentages, quantify by how much the fair value of each reporting unit exceeds its carrying value;

o   Whether you use other methods and how you weight each of the methods used including the basis for that weighting;

o   If the fair value of any of your reporting units does not exceed its carrying value by a significant amount, provide a sensitivity analysis of your most recent impairment test assumptions for this reporting unit based upon reasonably likely changes; and

o   If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

•   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director